EXHIBIT 99.1

IIJ Corrects Number of Contracts for Connectivity Services as Announced in Its Financial Results and Presentation Material for the First Six Months of the Fiscal Year Ending March 31, 2015

TOKYO, Nov. 11, 2014 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (Nasdaq:IIJI) (TSE1:3774) has partially corrected its Number of Contracts for Connectivity Services announced on November 7, 2014 in its financial results and presentation material for the first six months of the fiscal year ending March 31, 2015. The corrected points are underlined and italicized.

Correction Number 1:

"Number of Contracts for Connectivity Services" in page 3 of the press release titled "IIJ Announces First Six Months Financial Results for the Fiscal Year Ending March 31, 2015."

[Before correction]

Number of Contracts for Connectivity Services
	as of Sep 30, 2013	as of Sep 30, 2014	YoY Change
Internet Connectivity Services (Enterprise)	123,334	156,678	33,344
IP Service (-99Mbps)	879	806	(73)
IP Service (100Mbps-999Mbps)	428	487	59
IP Service (1Gbps-)	255	284	29
IIJ Data Center Connectivity Service	299	288	(11)
IIJ FiberAccess/F and IIJ DSL/F	52,374	58,845	6,471
IIJ Mobile Service (Enterprise)	67,789	94,647	26,858
Others	1,310	1,321	11
Internet Connectivity Services (Consumer)	552,993	679,990	126,997
Under IIJ Brand	123,920	201,627	77,707
hi-ho	155,045	153,451	(1,594)
OEM	274,028	324,912	50,884
Total Contracted Bandwidth	1,454.8Gbps	1,633.0Gbps	178.2Gbps

[After correction]

Number of Contracts for Connectivity Services
	as of Sep 30, 2013	as of Sep 30, 2014	YoY Change
Internet Connectivity Services (Enterprise)	123,334	156,700	33,366
IP Service (-99Mbps)	879	806	(73)
IP Service (100Mbps-999Mbps)	428	487	59
IP Service (1Gbps-)	255	305	50
IIJ Data Center Connectivity Service	299	289	(10)
IIJ FiberAccess/F and IIJ DSL/F	52,374	58,845	6,471
IIJ Mobile Service (Enterprise)	67,789	94,647	26,858
Others	1,310	1,321	11
Internet Connectivity Services (Consumer)	552,993	708,966	155,973
Under IIJ Brand	123,920	231,525	107,605
hi-ho	155,045	152,529	(2,516)
OEM	274,028	324,912	50,884
Total Contracted Bandwidth	1,454.8Gbps	1,633.0Gbps	178.2Gbps

Correction Number 2:

"Over 1Gbps contracts"written in supplemental information located on the right side of page 8 in the presentation material titled"Consolidated Financial Results for 1H FY2014 (First 6 months ended September 30, 2014)"

[Before correction]

1H14 Internet Connectivity (Enterprise)
(Omitted)
Over 1Gbps contracts:
As of 1H14 end: 284 contracts

[After correction]

1H14 Internet Connectivity (Enterprise)
(Omitted)
Over 1Gbps contracts:
As of 1H14 end: 305 contracts

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality systems integration and security services, Internet access, and cloud computing. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2014 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and outsourcing services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

CONTACT: IIJ Investor Relations
         Tel: +81-3-5205-6500
         E-mail: ir@iij.ad.jp
         URL: http://www.iij.ad.jp/en/ir